

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 18, 2009

Robert Cheney
Chief Executive Officer
Cardima, Inc.
47266 Benicia Street,
Fremont, CA 94538-7330

> **RE: Cardima, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 000-22419**

Dear Mr. Cheney:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief